UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38524

Titan Medical Inc.
(Exact Name of Registrant as Specified in Charter)

76 Berkeley Street

Toronto, Ontario M5A 2W7

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F ☒  Form 40- F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN MEDICAL INC.
(Registrant)

Date:	March 6, 2023	By:	/s/ Stephen Lemieux
		Name:	Stephen Lemieux
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Material Change Report